September 18, 2015

William Mastrianna
Attorney -Advisor
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: DAS Acquisition, Inc.
Registration Statement on Form S-1
Filed July 21, 2015
File No. 333-205761

Dear Mr. Mastrianna,

The following is the Company's response to your comment letter dated August 11, 2015.

General

1. You have indicated in your Calculation of Registration Fee disclosure that you are registering 900,000 shares of common stock but throughout your filing you disclose that you are registering 9,000,000. Please revise.

Revised.

Risk Factors

Shares eligible for future sale may increase the supply of shares on the market., page 13

2. This risk factor appears to only address 8,000,000 shares to be sold by management, but does not address the overall total of 100,000,000 authorized shares or the authorized but unissued shares that the company will have available after this offering. Please revise to address the risks posed by these authorized but unissued shares.

Revised by adding the following:

The Company is authorized to issue 100,000,000 shares of common stock and 25,000,000 shares of preferred stock. The issuance of these shares in the future presents the possibility of dilution of existing ownership.

William Mastrianna
September 18, 2015

Use of Proceeds, page 14

3. We note your Total Use of Proceeds amount of $10,000. Based upon your disclosed maximum offering amount of 1,000,000 shares at a price of $0.02 per share, it appears that this amount should be $20,000. Please advise or revise.

Revised.

Description of Business, page 20

4. We note throughout your filing references such as "VapAria is now a wholly owned subsidiary of our company" which appear to reference different, although related, entities. Please clarify these references to accurately reflect your corporate structure as opposed to the corporate structure of affiliated or once-affiliated entities.

Revised by deleting the following:

 As a result of the closing of this transaction, VapAria is now a wholly owned subsidiary of our company and its business and operations represent those of our company. Information regarding VapAria's business and operations, together with its financial statements, are included in the Post-Effective Amendment No. 4 to our Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on June 30, 2014 (the "Post-Effective Amendment").

Description of Property, page 22

5. Please reconcile the corporate office location provided here with the address disclosed throughout the rest of your filing and exhibits. We also note a variation of this address in footnote 1 found on page 31.

Revised.

William Mastrianna
September 18, 2015

Market Price of and Dividends on the Issuer's Common Stock

Market Price, page 22

6. We note your statement that there are "currently 12,000,000 shares of our common stock held by our officer and director that are not eligible to be sold pursuant to Rule 144 under the Securities Act." We note your references throughout the filing to only 8,000,000 total issued shares. We also note your references throughout to either your "sole shareholder" or to two total shareholders of record. Please reconcile these disparities throughout along with your Beneficial Ownership table.

Revised.

Exhibit 5.1

7. Counsel must opine on the corporate law of the jurisdiction of incorporation of the registrant and may not exclude that state's securities laws, rules, and regulations. Please revise to remove these limitations from the opinion.

Revised.

Sincerely,

/s/ Miguel Dotres
Miguel Dotres
President and Chief Executive Officer
DAS Acquisition, Inc.